SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


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             IN THE MATTER OF
      ALLIANT ENERGY CORPORATION, ET AL.                    CERTIFICATE
                                                            PURSUANT TO
              File No. 70-9617                                RULE 24

(Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9617. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated March 16, 2000 (the "Order"). The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the
Act:

          i. On March 16, 2000, in accordance with the terms and conditions of the Order, Resources purchased 2.5 million shares of Series G Preferred Stock of Capstone Turbine Corporation for an aggregate purchase price of $10 million.

          iii. Filed herewith as Exhibit F-1 is a "past-tense" Opinion of Counsel for the Applicants.


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                                S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                                        ALLIANT ENERGY CORPORATION
                                        ALLIANT ENERGY RESOURCES, INC.

                                        By: /s/ Edward M. Gleason
                                           ------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer and
                                                  Corporate Secretary




May 2, 2000


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